Exhibit 12

ArvinMeritor, Inc.

Computation of Earnings to Fixed Charges

Three Months Ended December 31, 2005

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$39

Less:
Equity in earnings of affililiates, net of dividends	(1)
38
Add fixed charges included in earnings:
Interest expense	34
Interest element of rentals	3
Total	37

Total earnings available for fixed charges:	$75

Fixed Charges (B):
Fixed charges included in earnings	$37
Capitalized interest	—
Total fixed charges	$37

Ratio of Earnings to Fixed Charges	2.03

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.